MEMORANDUM OF AGREEMENT

T. Rowe Price Institutional Equity Funds, Inc., on behalf of	the T. Rowe Price Institutional
Mid-Cap Equity Growth Fund, T. Rowe Price Institutional Small-Cap Stock Fund, T. Rowc Price
Institutional Large-Cap Value Fund, T. Rowe Price Institutional Concentrated large-Cap Value Fund,
T. Rowe Price Institutional Large-Cap Growth Fund and T. Rowe Price Institutional Large-Cap Core
Growth Fund, T. Rowe Price Institutional Income Funds, Inc., on behalf of T. Rowe Price
Institutional High Yield Fund and T. Rowe Price Institutional Core Plus Fund and T. Rowe Price
Institutional International Funds, Inc., on behalf of T. Rowe Price Institutional Foreign Equity Fund,
T. Rowe Price Institutional Emerging Markets Bond Fund, T. Rowe Price Institutional Emerging
Markets Equity Fund, T. Rowe Price Institutional Global Equity Fund and T. Rowe Price
Institutional International Bond Fund, Reserve Investment Funds, Inc., on behalf of Government
Reserve Investment Fund and Reserve Investment Fund, T. Rowe Price Balanced Fund, Inc., T.
Rowe Price Blue Chip Growth Fund, Inc., T. Rowe Price California Tax-Free Income Trust, on
behalf of the California Tax-Free Bond Fund and California Tax-Free Money Fund, T. Rowe Price
Capital Appreciation Fund, T. Rowe Price Capital Opportunity Fund, Inc., T. Rowe Price Corporate
Income Fund, Inc., T. Rowe Price Developing Technologies Fund, Inc., T. Rowe Price Diversified
Mid-Cap Growth Fund, T. Rowe Price Diversified Small-Cap Growth Fund, Inc., T. Rowe Price
Dividend Growth Fund, Inc., T. Rowe Price Equity Income Fund, T. Rowe Price Equity Series, Inc.,
on behalf of T. Rowe Price Blue Chip Growth Portfolio, T. Rowe Price Equity Index 500 Portfolio,
T. Rowe Price Health Sciences Portfolio, T. Rowe Price Equity Income Portfolio, T. Rowe Price
Personal Strategy Balanced Portfolio, T. Rowe Price Mid-Cap Growth Portfolio and T. Rowe Price
New America Growth Portfolio, T. Rowe Price Financial Services Fund, Inc., T. Rowe Price Fixed
Income Series, Inc., on behalf of T. Rowe Price Limited-Term Bond Portfolio and T. Rowe Price
Prime Reserve Portfolio, T. Rowe Price Global Technology Fund, Inc., T. Rowe Price GNMA Fund,
T. Rowe Price Growth & Income Fund, Inc., T. Rowe Price Growth Stock Fund, Inc., T. Rowe Price
Health Sciences Fund, Inc., T. Rowe Price High Yield Fund, Inc., T. Rowe Price Index Trust, Inc.,
on bchalf ofT. Rowe Price Equity Index 500 Fund, T. Rowe Price Total Equity Market Index Fund
and T. Rowe Price Extended Equity Market Index Fund, T. Rowe Price Inflation-Protected Bond
Fund, Inc., T. Rowe Price International Funds, Inc., on behalf of the T. Rowe Price Africa & Middle
East Fund, T. Rowe Price Emerging Markets Bond Fund, T. Rowe Price Emerging Markets Stock
Fund, T. Rowe Price European Stock Fund, T. RowE Price Global Stock Fund, T. Rowe Price
International Bond Fund, T. Rowe Price International Discovery Fund, T. Rowe Price International
Growth & Income Fund, T. Rowe Price International Stock Fund, T. Rowe Price Japan Fund, T.
Rowe Price Latin America Fund, T. Rowe Price New Asia Fund and T. Rowe Price Emerging
Europe & Mediterranean Fund, T. Rowe Price International Index Fund, Inc., on behalf ofT. Rowe
Price International Equity Index Fund, T. Rowe Price International Series, Inc., on behalf of T.
Rowe Price International Stock Portfolio, T. Rowe Price Media and Telecommunications Fund, Inc.,
T. Rowe Price Mid-Cap Growth Fund, Inc., T. Rowe Price Mid-Cap Value Fund, Inc., T. Rowe Price
New America Growth Fund, T. Rowe Price New Era Fund, Inc., T. Rowe Price New Horizons Fund,
Inc., T. Rowe Price New Income Fund, Inc., T. Rowe Price Overseas Stock Fund, T. Rowe Price
Personal Strategy Funds, Inc., on behalf of T. Rowe Price Personal Strategy Balanced Fund, T. Rowe
Price Personal Strategy Growth Fund and T. Rowe Price Personal Strategy Income Fund, T. Rowe
Price Prime Reserve Fund, Inc., T. Rowe Price Real Estate Fund, Inc., T. Rowe Price Retirement
Funds, Inc., on behalf of T. Rowe Price Retirement Income Fund, T. Rowe Price Retirement 2005
Fund, T. Rowe Price Retirement 2010 Fund, T. Rowe Price Retirement 2015 Fund, T. Rowe Price
Retirement 2020 Fund, T. Rowe Price Retirement 2025 Fund, T. Rowe Price Retirement 2030 Fund,
T. Rowe Price 2035 Fund, T. Rowe Price Retirement 2040 Fund and T. Rowe Price Retirement 2045
Fund, T. Rowe Price Retirement 2050 Fund, T. Rowe Price Retirement 2055 Fund, T. Rowe Price
Science & Technology Fund, Inc., T. Rowe Price Short-Term Bond Fund, Inc., T. Rowe Price Short-
Term Income Fund, T. Rowe Price Small-Cap Stock Fund, Inc., T. Rowe Price Small-Cap Value
Fund, Inc., T. Rowe Price Spectrum Fund, Inc., on behalf of Spectrum Growth Fund, Spectrum
Income Fund and Spectrum International Fund, T. Rowe Price State Tax-Free Income Trust, on
behalf of	the Georgia Tax-Free Bond Fund, Marland Tax-Free Bond Fund, Maryland Short-Term
Tax-Free Bond Fund, Maryland Tax-Free Money Fund, New Jersey Tax-Free Bond Fund, New York
Tax-Free Bond Fund, New York Tax-Free Money Fund, and Virginia Tax-Free Bond Fund, T. Rowe
Price Summit Funds, Inc., on behalf ofT. Rowe Price Summit Cash Reserves Fund and T. Rowe
Price Summit GNMA Fund, T. Rowe Price Summit Municipal Funds, Inc., on behalf of T. Rowe
Price Summit Municipal Money Market Fund, T. Rowe Price Summit Municipal Intermediate Fund
and T. Rowe Price Summit Municipal Income Fund, T. Rowe Price Tax-Effcient Funds, Inc., on
behalf of T. Rowe Price Tax-Effcient Balanced Fund, T. Rowe Price Tax-Efficient Growth Fund
and T. Rowe Price Tax-Effcient Multi-Cap Growth Fund, T. Rowe Price Tax-Exempt Money Fund,
Inc., T. Rowe Price Tax-Free High Yield Fund, Inc., T. Rowe Price Tax-Free Income Fund, Inc., T.
Rowe Price Tax-Free Short-Intermediate Fund, Inc., T. Rowe Price U.S. Bond Index Fund, Inc., T.
Rowe Price U.S. Treasury Funds, Inc., on behalf of the U.S. Treasury Intermediate Fund, U.S.
Treasury Long-Term Fund and U.S. Treasury Money Fund, T. Rowe Price Value Fund, Inc. (all of
which are hereinafter collectively called the "Funds" and each of which is hereinafter sometimes called a "Fund"), which are registered as diversified open-end management investment companies under the Federal Investment Company Act of 1940 (the "Act"). T. Rowe Price Associates, Inc.
("Adviser") is investment adviser to all the Funds except Institutional International Funds, Inc.,
T. Rowe Price International Funds, Inc. and T. Rowe Price International Series, Inc.; T. Rowe Price
International, Inc. ("TRPI") is investment adviser to each of these investment companies. T. Rowe
Price Investment Services, Inc. ("Distributor"), T. Rowe Price Services, Inc. ("Services"), and T.
Rowe Price Retirement Plan Services, Inc. ("RPS") are Maryland corporations and wholly-owned subsidiaries of the Adviser. In accordance with the rules of the Securities and Exchange
Commission under the Act, the Funds, the Adviser, TRPI, the Distributor, Services, and RPS, as well as other affliated companies of the Adviser, T. Rowe Price Group, Inc., (all of which are hereinafter sometimes collectively called the "Insureds" and each of which is hereinafter sometimes individually called the "Insured"), have jointly agreed to maintain a Brokers' Blanet Bond and Policy, designated as Bond No. 87163207B (the "Bond") from the ICI Mutual Insurance Company, as attached hereto.
The Bond became effective on August 31, 2007, and is to run through August 31, 2008 unless canceled. The coverage of the Bond is in the principal amount of $95,000,000.
The Bond coverage shall be allocated among the Insureds for the period August 31, 2007 through August 31,2008, in the following proportions in accordance with the appropriations outlined in the Price Funds Quarterly Compliance Report for the Joint Brokers Blaaiket Bond, attached hereto as "Exhibit A".

(b) Due to the large number of T. Rowe Price entities listed on the Bond, the Boards have allocated the premium based on a ratio of 70% to the Price Funds and 30% to the T. Rowe Price entities.
Each investment company is allocated a percentage of the total bond coverage that is allotted to all of the Price Funds (94.5% of coverage) based on the required bond amount for that investment company as specified under the Act. The minimum amount of coverage is calculated based on the total assets of each investment company rather than each underlying series. The premium for each Price Fund is calculated using each Price Fund's (including each underlying series)
perccntage of total gross assets of all of the Price Funds. This percentage is multiplied by the total premium allocated to all of the Price Funds (70% of premium).
2. Except as otherwise provided in this Agreement, each Insured shall be entitled to the full amount of any recovery under the Bond in connection with any loss sustained by it, and shall bear all of the expenses attendant upon the realization of such recovery.
3. (a) In the event that all of the Insureds shall together sustain, as the result of any single occurrence, a loss equal to or greater than the principal amount ofthe Bond, or in the event that all of the Insureds shall together sustain losses under any other circumstances in which the aggregate amount ofthe recovery under the Bond shall be less than the aggregate amount of such losses, then in either such event the amount of such recovery shall be proportioned among all Insureds as allocated in Section i (a). Each underlying series would receive a portion of its investment company's allocation based on the percentage of assets of the underlying series ofthe total assets of the series' investment company.

In the event that any two or more ofthe Insured entities shall together sustain a loss or losses, then any recovery under the Bond shall be allocated between them in such proportions as shall be determined in the case of each Insured by the application of the following fraction:
(i) the numerator of which shall be the numerator of the fraction applicable to such
Insured as set forth in Section 1(a) (each series would receive a proportional amount of the coverage calculated for the investment company based on the number of underlying series suffering losses), and
(ii) the denominator of which shall be the sum of the numerators applicable to such
Insured as set forth in Section 1(a).
(b) Anything in Paragraph 3(a) to the contrary notwithstanding, in the event that the result of the operation of that paragraph would be to allocate to anyone or more of the Insureds sustaining losses as a result of any single occurrence an amount in excess of the loss actually sustained by it or them, each such Insured shall be entitled only to an amount equal to the loss it has sustained, and the excess shall be allocated as between the other Insured or Insureds participating in such loss by a computation made in the manner prescribed in the second sentence of Paragraph 3(a); provided, however, in the event that the result of such computation shall be the allocation to one or more of such other Insureds of an amount or amounts which, when added to the amount or amounts allocated to such Insured or Insureds pursuant to Paragraph
3(a), shall exceed the loss or losses actually sustained by it or them, the procedure specified in the foregoing sentence shall be repeated successively until none of the
Insureds sustaining a loss by virtue of such occurrence shall have been allocated an amount in excess of such loss.
4. Any cost involved in the interpretation and enforcement ofthe Bond shall be borne by all of the Insureds in the same proportions as used to calculate the premium of the Bond; provided, however, that ifthe interpretation of the Bond arises out of or in connection with a loss or losses in which any two or more ofthe Insureds are involved, such costs shall be allocated among them in the manner specified in Paragraph 3; and provided further, that if only one Insured is involved in any such loss, then all of such costs shall be borne by Insured.
5. Each of the Insureds shall notify each of the other Insureds within ten days of:
(a) the filing of any claim under the Bond, and
(b) the settlement of any claim under the Bond.
6. The Insureds agree to consult and cooperate among themselves in order to procure the benefits of the Bond and of this Agreement for all of them.
7. This Agreement has been executed and delivered in order to comply with the terms and conditions set forth in Rule 17g-1 under the Investment Company Act of 1940.

IN WITNESS WHEREOF, each ofthe Insureds has caused this Agrcement to be executed in its name and its corporatc seal to be affxed hereunto and attested, in each case by its corporate
offcers thereunto duly authorized, all as ofthe 31 st	day of	August	,2007.

T. ROWE PRICE INSTITUTIONAL EQUITY FUNDS, INe., on behalf of
T. ROWE PRICE INSTITUTIONAL CONCENTRA TED LARGE-CAP VALUE
FUND
T. ROWE PRICE INSTITUTIONAL MID-CAP EQUITY GROWTH FUND
T. ROWE PRICE INSTITUTIONAL SMALL-CAP STOCK FUND,
T. ROWE PRICE INSTITUTIONAL LARGE-CAP VALUE FUND

T. ROWE PRICE INSTITUTIONAL LARGE-CAP GROWTH FUND
T. ROWE PRICE INSTITUTIONAL LARGE-CAP CORE GROWTH FUND
T. ROWE PRICE INSTITUTIONAL INCOME FUNDS, INC., on behalf of
T. ROWE PRICE INSTITUTIONAL HIGH YIELD FUND
T. ROWE PRICE INSTITUTIONAL CORE PLUS FUND
T. ROWE PRICE INSTITUTIONAL INTERNATIONAL FUNDS, INC., on behalf of
T. ROWE PRICE INSTITUTIONAL FOREIGN EQUITY FUND
T. ROWE PRICE INSTITUTIONAL EMERGING MARKETS BOND FUND
T. ROWE PRICE INSTITUTIONAL EMERGING MARKETS EQUITY FUND
T. ROWE PRICE INSTITUTIONAL GLOBAL EQUITY FUND
T. ROWE PRICE INSTITUTIONAL INTERNATIONAL BOND FUND
T. ROWE PRICE RESERVE INVESTMENT FUNDS, INC., on behalf of
T. ROWE PRICE GOVERNMENT RESERVE INVESTMENT FUND,
T. ROWE PRICE RESERVE INVESTMENT FUND
T. ROWE PRICE BALANCED FUND, INC.
T. ROWE PRICE BLUE CHIP GROWTH FUND, INC.
T. ROWE PRICE CALIFORNIA TAX-FREE INCOME TRUST, on behalf of
CALIFORNIA TAX-FREE BOND FUND,
CALIFORNIA TAX-FREE MONEY FUND
T. ROWE PRICE CAPITAL APPRECIATION FUND
T. ROWE PRICE CAPITAL OPPORTUNITY FUND, INC.
T. ROWE PRICE CORPORATE INCOME FUND, INC.
T. ROWE PRICE DEVELOPING TECHNOLOGIES FUND, INe.
T. ROWE PRICE DIVERSIFIED MID-CAP GROWTH FUND
T. ROWE PRICE DIVERSIFIED SMALL-CAP GROWTH FUND, INC.
T. ROWE PRICE DIVIDEND GROWTH FUND, INC.
T. ROWE PRICE EQUITY INCOME FUND
T. ROWE PRICE EQUITY SERIES, INC., on behalf of
T. ROWE PRICE EQUITY INCOME PORTFOLIO,
T. ROWE PRICE MID-CAP GROWTH PORTFOLIO,
T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO,
T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO
T. ROWE PRICE BLUE CHIP GROWTH PORTFOLIO
T. ROWE PRICE EQUITY INDEX 500 PORTFOLIO
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO
T. ROWE PRICE FINANCIAL SERVICES FUND, INC.
T. ROWE PRICE FIXED INCOME SERIES, INe., on behalf of
T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO,
T. ROWE PRICE PRIME RESERVE PORTFOLIO
T. ROWE PRICE GLOBAL TECHNOLOGY FUND, INC.
T. ROWE PRICE GNMA FUND
T. ROWE PRICE GROWTH & INCOME FUND, INC.
T. ROWE PRICE GROWTH STOCK FUND, INC.
T. ROWE PRICE HEALTH SCIENCES FUND, INe.
T. ROWE PRICE HIGH YIELD FUND, INC.
T. ROWE PRICE INDEX TRUST, INC., on behalf of
T. ROWE PRICE EQUITY INDEX 500 FUND,
T. ROWE PRICE TOTAL EQUITY MARKT INDEX FUND,
T. ROWE PRICE EXTENDED EQUITY MARKET INDEX FUND
T. ROWE PRICE INFLATION-PROTECTED BOND FUND, INC.
T. ROWE PRICE INTERNATIONAL FUNDS, INC., on behalf of
T. ROWE PRICE AFRICA & MIDDLE EAST FUND
T. ROWE PRICE EMERGING MARKETS BOND FUND,
T. ROWE PRICE EMERGING MARKTS STOCK FUND,
T. ROWE PRICE EUROPEAN STOCK FUND,
T. ROWE PRICE GLOBAL STOCK FUND,
T. ROWE PRICE INTERNATIONAL BOND FUND,
T. ROWE PRICE INTERNATIONAL DISCOVERY FUND,
T. ROWE PRICE INTERNATIONAL GROWTH & INCOME FUND
T. ROWE PRICE INTERNATIONAL STOCK FUND,
T. ROWE PRICE JAPAN FUND,
T. ROWE PRICE LATIN AMERICA FUND,
T. ROWE PRICE NEW ASIA FUND, and
T. ROWE PRICE EMERGING EUROPE & MEDITERRNEAN FUND
T. ROWE PRICE INTERNATIONAL INDEX FUND, INe. on behalf of
T. ROWE PRICE INTERNATIONAL EQUITY INDEX FUND
T. ROWE PRICE INTERNATIONAL SERIES, INe., on behalf of
T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
T. ROWE PRICE MEDIA & TELECOMMUNICATIONS FUND, INC.
T. ROWE PRICE MID-CAP GROWTH FUND, INe.
T. ROWE PRICE MID-CAP VALUE FUND, INC.
T. ROWE PRICE NEW AMERICA GROWTH FUND
T. ROWE PRICE NEW ERA FUND, INC.
T. ROWE PRICE NEW HORIZONS FUND, INe.
T. ROWE PRICE NEW INCOME FUND, INC.
T. ROWE PRICE OVERSEAS STOCK FUND
T. ROWE PRICE PERSONAL STRATEGY FUNDS, INe., on behalf of
T. ROWE PRICE PERSONAL STRATEGY BALANCED FUND,
T. ROWE PRICE PERSONAL STRATEGY GROWTH FUND,
T. ROWE PRICE PERSONAL STRATEGY INCOME FUND
T. ROWE PRICE PRIME RESERVE FUND, INC.
T. ROWE PRICE REAL ESTATE FUND, INe.
T. ROWE PRICE RETIREMENT FUNDS, INe., on behalf of
T. ROWE PRICE RETIREMENT INCOME FUND
T. ROWE PRICE RETIREMENT 2005 FUND
T. ROWE PRICE RETIREMENT 2010 FUND
T. ROWE PRICE RETIREMENT 2015 FUND
T. ROWE PRICE RETIREMENT 2020 FUND
T. ROWE PRICE RETIREMENT 2025 FUND
T. ROWE PRICE RETIREMENT 2030 FUND
T. ROWE PRICE RETIREMENT 2035 FUND
T. ROWE PRICE RETIREMENT 2040 FUND
T. ROWE PRICE RETIREMENT 2045 FUND
T. ROWE PRICE RETIREMENT 2050 FUND
T. ROWE PRICE RETIREMENT 2055 FUND
T. ROWE PRICE SCIENCE & TECHNOLOGY FUND, INe.
T. ROWE PRICE SHORT-TERM BOND FUND, INe.
T. ROWE PRICE SHORT-TERM INCOME FUND, INC.
T. ROWE PRICE SMALL-CAP STOCK FUND, INe.
T. ROWE PRICE SMALL-CAP VALUE FUND, INe.
T. ROWE PRICE SPECTRUM FUND, INe., on behalf of
SPECTRUM GROWTH FUND,
SPECTRUM INCOME FUND,
SPECTRUM INTERNATIONAL FUND
T. ROWE PRICE STATE TAX-FREE INCOME TRUST, on behalf of
GEORGIA TAX-FREE BOND FUND,
MARYLAND TAX-FREE BOND FUND,
MARYLAND SHORT-TERM TAX-FREE BOND FUND,
MARYLAND TAX-FREE MONEY FUND,
NEW JERSEY TAX-FREE BOND FUND,
NEW YORK TAX-FREE BOND FUND,
NEW YORK TAX-FREE MONEY FUND,
VIRGINIA TAX-FREE BOND FUND
T. ROWE PRICE SUMMIT FUNDS, INC., on behalf of
T. ROWE PRICE SUMMIT CASH RESERVES FUND,
T. ROWE PRICE SUMMIT GNMA FUND
T. ROWE PRICE SUMMIT MUNICIPAL FUNDS, INC., on behalf of
T. ROWE PRICE SUMMIT MUNICIPAL MONEY MARKET FUND,
T. ROWE PRICE SUMMIT MUNICIPAL INTERMEDIATE FUND,
T. ROWE PRICE SUMMIT MUNICIPAL INCOME FUND
T. ROWE PRICE TAX-EFFICIENT FUNDS, INC., on behalf of
T. ROWE PRICE TAX-EFFICIENT BALANCED FUND,
T. ROWE PRICE TAX-EFFICIENT GROWTH FUND
T. ROWE PRICE TAX-EFFICIENT MULTI-CAP GROWTH FUND
T. ROWE PRICE TAX-EXEMPT MONEY FUND, INC.
T. ROWE PRICE TAX-FREE HIGH YIELD FUND, INC.
T. ROWE PRICE TAX-FREE INCOME FUND, INC.
T. ROWE PRICE TAX-FREE SHORT-INTERMEDIATE FUND, INe.
T. ROWE PRICE U.S. BOND INDEX FUND, INC.
T. ROWE PRICE U.S. TREASURY FUNDS, INe., on behalf of
U.S. TREASURY INTERMEDIATE FUND,
U.S. TREASURY LONG-TERM FUND,
U.S. TREASURY MONEY FUND
T. ROWE PRICE VALUE FUND, INC.

By:_______________________________
Henry H. Hopkins
T. ROWE PRICE ASSOCIATES, INC.

By_______________________________
Edward C. Bernard

Revised DLK\5457\insur\memoins,07

August 2007

RESOLVED, that the Brokers' Blanket Bond be maintained on behalf ofthe Corporation/Trust and be in the form of a joint insured bond issued by ICI Mutual Insurance Company in the aggregate amount of $95 million with respect to each ofthe entities set forth in the attached Memorandum of
Agreement dated August 31, 2007 and in the amounts indicated therein.

RESOLVED, that the proper offcer of the Corporation/Trust be, and he is hereby authorized and directed in his name and on his behalf to execute and deliver to the Funds/Trust named or to be named on the said Brokers' Blanket Bond, the Agreement with those Corporations/Trusts referred to in the foregoing resolution.

RESOLVED, that the Board of Directors/Trustees of the Corporallon/Trust hereby designate Patricia
B. Lippert as the offcer of said Corporation/Trust who shall make filings with the Securities and
Exchange Commission and give all notices to directors/trustees of the Corporation/Trust which shall at any time be required by Paragraph (h) of Rule 17-g-1.

Revised 8/31/2007
DLK\5457\INSUR\MemoIns.06

EXHIBIT A
PRICE FUNDS QUARTERLY COMPLIANCE REPORT
JOINT BROKERS BLANKET BOND
AS OF JULY 31, 2007

			°10 of	SEC Min.	1 TRP A Min.
Portfolio/	Gross Assets of		Fund	Amount of	Amount of'
Fund	Portfolio	Fund	Assets	Bond	Bond

T. Rowe Price Institutional Equity Funds, Inc		2,403,268,133	0,85%	1,700,000	1,700,000
T. Rowe Price Institutional Mid-Cap Equity Growth Fund(MCE)	436,507,449
T. Rowe Price Institutional Small-Cap Stock Fund(SCI)	405,565,557
T. Rowe Price Institutional Large-Cap Value Fund(LCV)	246,565,509
T. Rowe Price Institutional Large-Cap Core Growth Fund (LCC)	32,717,907
T. Rowe Price Institutional Large-Cap Growth Fund(LCG)	1,275,333,290
T Rowe Price Institutional Concentrated large Cap Value(ICL)	6.578,421

T. Rowe Price Institutional Income Funds, Inc.		492,575,835	0.17%	750,000	750,000
T Rowe Price Institutional Core Flus Fund(ICP)	61,737,619
T. Rowe Price Institutional High Yield Fund(IIYI)	430.838,216

T. Rowe Price Institutionai International Funds, Inc.		497,610,739	0,18%	750,000	750.000
T. Rowe Price Institutional Foreign Equity Fund(FEF)	150,978,254
T. Rowe Price Institutional Emerging Markets Equity Fund(IEM)	249,162,328
T. Rowe Price Institutional Emerging Markets Bond Fund(IEB)	27,738,188
T. Rowe Price Institutional Global Equity(IGE)	2,497,895
T- Rowe Price Institutional International Boll (lIB)	67,234,074

Reserve Investment Funds, Inc		12,546,591,739	4.45%	2,500.000	2,500,000
Reserve lnvestment Fund(RES)	11.24,226.376
Government Reserve Investment Fund(GRS)	1,222,365,363

T. Rowe Price Balanced Fund, Inc. (BAL)	3,189,045,972	3,189,045,972	1.13%	2,100,000	2,100.000

T Rowe Price Blue Chip Growth Fund, Inc. (BCG)	11,166,835,560	11,166.835,560	3.96%	2,500,000	2,500,000

T Rowe Price California Tax-Free Income Trust		422,311,424	0.15%	750,000	750,000
California Tax-Free Bond Fund (CAB)	309,168,669
California Tax-Free Money Fund(CAM)	113,142,755

T. Rowe Price Capital Appreciation Fund (CAF)	10,756,045,246	10,756,045,246	3.81%	2,500.000	2,500,000

T. Rowe Price Capital Opportunity Fund, Jnc, (COF)	231,122,623	231,122.623	0.08%	600,000	600,000

T Rowe Prrce Corporate Income Fund, lnc (ClF)	210,481,648	210,481,648	0.07%	600,000	600,000

T Rowe Price Developing Technologies Fund, Inc,(DTF)	49.176,757	49,176,757	0.02%	350,000	400,000 .

T Rmve Price Diversified Mid-Cap Growth Fund, Inc. (DMG)	105,691,942	ì05,ó91,942	0,04%	525,000	525,000

T Rowe Price Diversified Small.Cap Growth	87,073,835	87,073,835	0,03%	450.000	450,000
Fund, Inc. (DSG)

T. Rowe Price Dividend Growth Fund, Inc (DGF)	886,753,314	886,753,314	0.31%	1,000,000	1,000,000

T. Rowe Price Equity Income Fund (ElF)	24,295,921,662	24,295,921,662	8.61%	2,500,000	2,500,000
T. Rowe Price Equity Series. Inc		3.070,245,840	1,09%	2,100.000	2,100,000
T. Rowe Price Blue Chip Growth Portfolio( (BCP)	253,933,035
T. Rowe Price Equity Income Portfolio(EIP)	2,072,725,666
T. Rowe Price Equity Index 500 Portfolio(EXP)	16,887,282
T Rowe Price ircaJth Sciences Portfolio(HSP)	19,108,700
T. Rowe Price Mid-Cap Growth Portfolio(MGP)	424,684,934
T. Rowe Price New America Growth Portfolio (NAP)	95,453,690
T Rowe Price Personal Strategy Balanced Portfolio(PSP)	187,452,533

T. Rowe Prrce Financial Services Fund, Inc (FSF)	416,078,573	416,078,573	0.15%	750,000	750,000

T Rowe Price Fixed Income Series, Inc.		149.857.660	0.05%	525,000	525,000
T. Rowe Price Limited-Term Bond Portfolio(LTP)	101,262,758
Prime Reserve Portfolio (PRP)	48.594,902

T. Rowe Price GNMA Fund (GMA)	1,427,067.158	1,427,067,158	051%	1,250,000	1,250,000

T Rowe Price Global Technology Fund, Inc (GTF)	160,775,759	160,775,759	0.06%	600,000	600,000

T. Rowe Price Growth & Income Fund, Inc, (GIF)	1,510,741,105	1,510,741,105	0.54%	1,500,000	1,500,000

T. Rowe Price Growth Stock Fund, Inc, (GSF)	24,387,565.657	24,387,565,657	8,64%	2,500,000	2,500,000

T. Rowe Price Health Sciences Fund (HSF)	1.903,047,587	1,903.047,587	0.67%	1.500,000	1.500,000

T Rowe Price High Yield Fund, Inc. (HYF)	4,928.604,539	4,928,604,539	1.75%	2,500,000	2,500,000

T Rowe Price Index Trust, Inc.		10,195,122,168	3.61%	2,500,000	2.500,000
T Rowe Price Equity Index 500 Fund (EXF)	9,284,060,272
T. Rowe Price Total Equity Market Index Fund (TMX)	508,631,113
T. Rowe Price Extended Equity Market Index Fund (XMX)	402,430,783

T Rowe Price Inflation-Protected Bond Fund, Inc, (IPB)	102,566,09 I	102,566,091	004%	525,000	525,000

T. Rowe Price International Funds, Jnc		28,557,836,058	10.12%	2,500,000	2,500,000
T Rowe Price Emerging Europe & Mediterranean Fund(EEM)	1,660,449,758
T Rowe Price Emerging Markets Bond Fund(EMB)	629,525,287
T. Rowe Price Emerging Markets Stock Fund (EMS)	3,653,801,6 I 7
T. Rowe Price European Stock Fund (ESF)	1,131,444,840
T. Rowe Price Global Stock Fund (GLS)	669,170,625
T.Rowe Price International Bond Fund (IBF)	2.475,479,817
T. Rowe Price International Discovery Fund(IDF)	2,937,591,710
T. Rowe Price International Stock Fund(ISF)	6,660,395,801
T. Rowe Price Japan Fund (JAF)	473,644,408
T. Rowe Price Latin America Fund (LAM)	3,299,821,378
T. Rowe Price New Asia Fund (NAS)	1,858,790,112
T. Rowe Price Overseas Stock Fund (0SF)	1,107,720,705

T. Rowe Price International Growth & Income Fund (IGI)	2,647,792,077	2,647,792,077	0,94%	1,900,000	1,900,000

T. Rowe Price International Index Fund, Inc.		488.576,570	0.17%	750,000	750,000
T. Rowe Price International Equity Index Fund (IXF)	488,576,570

T. Rowe Price International Series, Inc.		475,992,059	0.17%	750,000	750,000
T Rowe Price International Stock Portfolio (ISP)	475,992.059

T Rowe Price Media & Telecommunications Fund, Inc.(MTF)	2,045,789,984	2,045,789,984	0,72%	1,700,000	1,700,000

T. Rowe Price Mid-Cap Growth Fund, Inc. (MCG)	17,119,562,574	17,119.562,574	6.07%	2,500,000	2,500,000
T. Rowe Price Mid-Cap Value Fund, Inc. (MCV)	8,091,598,295	8,091,598,295	2.87%	2,500,000	2.500,000

T Rowe Price New America Growth Fund (NAG)	817,418,993	817,418,993	0.29%	1,000,000	1,000,000

T. Rowe Price New Era Fund, Inc. (NEF)	5,774,457,382	5,774,457,382	2.05%	2,500,000	2,500,000

T. Rowe Price New Horizons Fund, Inc. (NHF)	7,338,516,724	7,338,516,724	2.60%	2,500,000	2,500,000

T. Rowe Price New Income Fund, Inc. (NIF)	7,098,472.041	7,098,472,041	2.51%	2,500,000	2,500.000

T. Rowe Price Personal Strategy Funds, Inc		3,424,794,051	1.21%	2,100,000	2,100,000
T. Rowe Price Personal Strategy Balanced Fund(PSB)	1,504,606,809
T. Rowe Price Personal Strategy Growth Fund(PSG)	1,218,577,366
T. Rowe Price Personal Strategy Income Fund (PSI)	701,609,876

T Rowe Price Prime Reserve Fund, Inc. (PRF)	5,723,100,231	5,723,100,231	2.03%	2,500,000	2,500.000

T Rowe Price Real Estate Fund, Inc. (REF)	2,196,167,453	2,196,167,453	0.78%	1,700,000	1,700,000

T. Rowe Price Retirement Funds, Inc,		24,668,192,344	8.74%	2,500,000	2,500,000
T. Rowe Price Retirement Income Fund (RPE)	1.157,442,273
T. Rowè Price Retirement 2005 Fund (RPF)	807,777,372
T. Rowe Price Retirement 2010 Fund (RPA)	3,884,686,366
T. Rowe Price Retirement 2015 Fund (RPG)	2,884,239,144
T. Rowe Price Retirement 2020 Fund (RPB)	5.737,382,199
T. Rowe Price Retirement 2025 Fund (RPH)	2.590,224.611
T. Rowe Price Retirement 2030 Fund (RPC)	3,853,106,894
T. Rowe Price Retirement 2035 Fund (RPI)	1,282,583,315
T. Rowe Price Retirement 2040 Fund ((RPD)	1,995,420,258
T. Rowe Price Retirement 2045 Fund (RPK)	424,214,991
T. Rowe Price Retirement 2050 Fund (RPL)	29,176,191
T. Rowe Price Retirement 2055 Fund (RPM)	21,938,730

T. Rowe Price Science & Technology Fund, Inc (STF)	3,222,135,081	3,222,135,081	1.14%	2.100,000	2,100,000

T. Rowe Price Short-Temm !ncome(STI)	1,144.018,806	1,144,018.806	0.41%	1,250,000	1,250,000

T Rowe Price Short-Term Bond Fund, Inc. (STB)	1,467,862,776	1,467,862,776	0.52%	1.250.000	1,250.000

T. RO\ve Price Small-Cap Stock Fund, Ine (SCS)	7,482,243,791	7.482,243,791	2.65%	2,500,000	2.500,000

T Rowe Price Small-Cap Value Fund, Inc. (SCV)	6,219,301,437	6,219,301,437	2.20%	2,500,000	2,500,000

T. Rowe Price Spectrum Fund, Inc.		8,935,371,121	3.17%	2,500,000	2,500,000
Spectrum Income Fund (SPI)	4,772,708,175
Spectrum Growth Fund (SPG)	3,758,720,375
Spectrum International Fund (SPF)	403,942,571

T. Rowe Price State Tax-Free Income Trust		3,083,060,973	1.09%	2,100,000	2,100,000
Georgia Tax-Free Bond Fund (GAB)	13 1 ,420,632
Maryland Tax-Free Bond Fund (MDB)	1,450,940,521
Maryland Tax-Free Money Fund (MDM)	216,916,426
Marland Short-Term Tax-Free Bond Fund (MDS)	142,394,991
New Jersey Tax-Free Bond Fund (NJB)	214,095,195
New York Tax-free Bond Fund (NYB)	278,443,898
New York Tax-Free Money Fund (NYM)	126,755,590
Virginia Tax-Free Bond Fund (VAB)	522.093,720
T. Rowe Price Summit Funds, Inc.		5,283.691,111	1.87%	2,500,000	2,500,000
T Rowe Price Summit Cash Reserves Fund (SCR)	5,203,733,497
T Rowe Price Summit GNMA Fund (SGM)	79,957,614
T. Rowe Price Summit Municipal Funds, Inc.		1,29,668,712	0,47%	1.250,000	1,250,000
T. Rowe Price Summit Municipal Money	311,357,755
Market Fund (SMM)
T. Rowe Price Summit Municipal Intermediate	562,458.089
Fund (SMT)
T Rowe Price Summit Municipal Income Fund (SMI)	455,852,868
T. Rowe Prrce Tax-Efficient Balanced Fund, Inc. (TEB)	38,186.953	38,186,953	0.01%	350,000	400,000
T. Rowe Price Tax-Effcient Growth Fund (TEG)	63,684,266	63,684,266	0,02%	400,000	400,000
T Rowe Price Tax-Effcient Multi-Cap Growth Full (TMC)	39,109,110	39,109,110	0,01%	350,000	400,000
T. Rowe Price Tax-Exempt Money Fund, Inc. (TEM)	1,016.720,459	1.016,720,459	0,36%	1,250,000	1,250.000
T. Rowe Price Tax-Free High Yield Fund, Inc (TFH)	1,559,630,953	1,559,630,953	0.55%	1,500,000	1,500,000
T Rowe Prrce Tax-Free Income Fund, Inc. (TFI)	1,829,471.659	1,829,471,659	0.65%	1,500,000	1,500,000
T Rowe Price Tax~Free Short-lntennediate Fund,	519.648,326	519,648,326	0.18%	900,000	900,000
Inc, (TFS)
T. Rowe Pricc U.S. Bond Index Fund, Inc, (UBX)	234,552,927	234,552,927	0,08%	600,000	600,000
T Rowe Price U.S. Treasury Funds, Inc.		1,765,312,744	0.63%	1,500,000	1,500,000
U.S. Treasury Intennediate Fund (USI)	225,500,073
U.S. Treasury Long-Term Fund (USL)	413,662,090
U.S. Treasury Money Fund (UST)	1,126,150,581
T. Rowe Price Value Fund, Inc. (Val)	7,858,545,069	7.858,545,069	2,78%	2,500,000	2,500,000
Totals	282,256,817,708	282,256,817,708	100.00%	94,525,000 [2]	94,675,000

* T Rowe Price has established as a matter of policy $'400,000 as the minimum bond coverage for any Fund regardless of the SEC minimum

dlk/in.,ur/,ec/compJuly2007.xl,